

Mail Stop 3720

November 17, 2016

Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, New Jersey 07102

> **Re: IDT Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2016**
> **Filed October 14, 2016**
> **File No. 001-16371**

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, pages F-10 and F-11

1. Please tell us how you determined that you were not the primary beneficiary of Cornerstone Pharmaceuticals, Inc. ("Cornerstone") which is a variable interest entity ("VIE"). We note you disclose the Company does not have the power to direct the activities of Cornerstone that most significantly impact Cornerstone's economic performance, although your Chairman of the Board was appointed Cornerstone's Chairman of the Board in April 2016, and the Company and its subsidiaries has provided significant financing for Cornerstone's operations. In your response, please refer to ASC 810-10-15-4, ASC 810-10-15-14, and 810-10-25-38A through 38J.

Also, please tell us and disclose if you have early adopted ASU 2015-2, Consolidation (Topic 810), *Amendments to Consolidation Guidance*, in your determination of the primary beneficiary for this VIE.

2.   Please tell us and disclose the terms of the warrants issued to purchase shares of capital stock of Cornerstone representing up to 56% of the then issued and outstanding capital stock of Cornerstone, on an as-converted and fully diluted basis. Further tell us how you considered these warrants in your conclusion that you are not the primary beneficiary of Cornerstone.

3.   We note your statement on page F-11 that, at July 31, 2016, the Company's maximum exposure to loss as a result of its involvement with Cornerstone was its $2.0 million investment, since there were no other arrangements, events or circumstances that could expose the Company to additional loss. Your representation is unclear to us in view of the following:

- your $8 million funding in August and September 2016;
- the warrants you received to purchase Cornerstone shares; and
- your intentions to fund additional cash investments in Cornerstone in fiscal 2017, as disclosed on page 41.

Please explain or revise your disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237, Kate Beukenkamp, Senior Attorney, at (202) 551-6971, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications